Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036, USA

Tel: +1 212 626 4100
Fax: +1 212 310 1600
www.bakernet.com

September 19, 2007	Tel: +1 212 891 3587
Fax: +1 212 310 1687
Securities and Exchange Commission	Robert.A.Grauman@Bakernet.com
100 F Street N.E.
Washington D.C. 20549	Via EDGAR

RE:	River Capital Group, Inc. Commission File No.: 0-29463

Ladies and Gentlemen:

On behalf of River Capital Group, Inc., a Delaware corporation (the “Company”), we are filing via EDGAR the Company’s preliminary Information Statement on Schedule 14C under Section 14(c) of the Securities Exchange Act of 1934, as amended, and the Commission’s proxy rules. The Information Statement also contains the information required by Rule 14f-1 in connection with the change in the Company’s board of directors to be effected in connection with the transactions described in the Information Statement.

Please address any questions you may have to Martin E. Weisberg of this firm, at 212 891-3786, fax number 212 310-1786, email Martin.e.weisberg@bakernet.com, or to the undersigned using the contact information noted above. Please note that if you wish to contact us on either Thursday, September 27 or Friday, September 28, you should contact Mr. Weisberg, as I will not be reachable on those dates.

Sincerely yours,

/s/ Robert A. Grauman

Robert A. Grauman

Enclosure

cc:	Mr. Howard Taylor
Martin E. Weisberg, Esq.
Kirk Tucker, Esq.
Mark Wood, Esq.
Ms. Sherry Spurlock

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.